February 22, 2017

Mr. Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3720
100 F Street, NW
Washington, D.C. 20549

Re:	CalAmp Corp.
Form 10-K for Fiscal Year Ended February 29, 2016
Filed April 20, 2016
File No. 000-12182

Dear Mr. Spirgel:

This letter is in response to your February 10, 2017 letter addressed to Michael Burdiek setting forth the comments of the Staff of the Division of Corporation Finance (the “Staff”) concerning the above-referenced filing of CalAmp Corp. (“CalAmp” or the “Company”). For ease of reference, each of the Staff's comments is repeated below in italicized text, followed by the Company’s response.

Risk Factors

We expect to continue to incur transaction and integration expenses related to the LoJack acquisition, page 17

1.	We note your disclosure that you anticipate incurring additional expenses in connection with your acquisition of LoJack Corporation, some of which may be significant. Please tell us the nature of these anticipated expenses and the amounts you expect to incur.

Response: Transaction and integration expenses for CalAmp’s acquisition of LoJack Corporation (“LoJack”) include payments of transaction fees and expenses to CalAmp’s financial advisor, legal, accounting and other professional service fees, proxy solicitor and public relations advisory fees, depository and paying agent fees, severance for eliminated workforce positions, and the write-off of capitalized software and implementation costs for a new ERP system that was determined to not meet the future needs of the combined CalAmp-LoJack enterprise. To date for the fiscal year ending February 28, 2017 we have incurred total transaction and integration expenses of approximately $4.6 million relating to the LoJack acquisition. The Company does not expect to incur any further transaction and integration expenses for the LoJack acquisition during the remainder of the current year or in the fiscal year ending February 28, 2018.

CalAmp Corp.   15635 Alton Parkway, Suite 250, Irvine, California 92618   (949) 600-5600

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
February 22, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

2.	We note that you recently discontinued operations of your Satellite segment due to the loss of EchoStar as a customer. Please provide an explanation of how you determined that the loss of this customer will not have a material adverse effect on your business. For example, if relevant, discuss how you expect growth in your Wireless DataCom segment to compensate for the loss of the satellite business. Additionally, consider including a more detailed discussion of known material trends or uncertainties that will have or are reasonabl[y] likely to have a material impact on your financial condition, operating performance, revenues or income resulting from the loss of your satellite business. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response: EchoStar accounted for substantially all of the revenues of the Company’s Satellite business, as the Company has disclosed for many years in its Annual Reports on Form 10-K. Results of operations of the Satellite business for the first half of fiscal 2017 (March 1, 2016 to August 31, 2016) were representative of this business unit’s level and trend of operations over the preceding several years. Based on budgeted results for fiscal 2017 per CalAmp’s Annual Operating Plan as approved by the Company’s Board of Directors on April 15, 2016, which included the operations of newly acquired LoJack, the Satellite business unit’s budgeted revenue, gross profit and Earnings before Interest, Taxes, Depreciation, Amortization, Stock-based Compensation, and Acquisition and Integration Expenses (“Adjusted EBITDA”) were $14.7 million, $3.6 million and $1.3M, respectively, for the first half of the fiscal year. The end of this six month period coincided with the effective date of discontinuing the Satellite business. If these budgeted six month operating results of the Satellite business unit were annualized to fiscal 2017 as a whole, they would have represented 6.8%, 4.2% and 4.3%, respectively, of budgeted consolidated revenue, consolidated gross profit and consolidated Adjusted EBITDA for the year. (CalAmp believes that Adjusted EBITDA is a meaningful measure of operating profitability and for many years has used this metric as a principal element in its annual incentive compensation plans.) Furthermore, assets and liabilities of the Satellite business unit represented 1.7% and 2.1%, respectively, of consolidated assets and liabilities at February 29, 2016. (The transition of all Satellite product manufacturing to a contract manufacturer in fiscal 2012 is the principal reason that assets and liabilities of the Satellite business were immaterial in relation to CalAmp’s consolidated balance sheet.) Based on this, CalAmp management concluded that the loss of EchoStar as a customer would not have a material adverse effect on the Company’s business.

The Company will in future filings consider the inclusion of a more detailed discussion of known material trends or uncertainties that will have or are reasonably likely to have a material impact on our financial condition, operating performance, revenues or income resulting from the loss of our Satellite business.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
February 22, 2017

In responding to these comments, the Company hereby acknowledges that:

●	the Company is responsible for the accuracy and adequacy of the disclosures in its filings;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call the undersigned at (805) 419-8344. Thank you.

Very truly yours,

/s/ Richard Vitelle

Richard Vitelle
Executive Vice President and CFO

cc:	Michael Burdiek, President and Chief Executive Officer Peter W. Wardle, Gibson, Dunn & Crutcher LLP